UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.

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In the Matter of

ENTERGY LOUISIANA, INC.

                                   CERTIFICATE PURSUANT
File No. 70-7915                         TO RULE 24

(Public Utility Holding
     Company Act of 1935)
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      Pursuant to Rule 24 promulgated by the Securities  and
Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935, modified by the application and/or declaration referenced above and the related order dated December 26, 1991, this is to certify that the following transactions were carried out during the twelve months ended December 31, 1996, by Entergy Louisiana, Inc. ("Entergy Louisiana") pursuant to the authorization of the SEC.

I.   Programs Authorized

      In 1991, Entergy Louisiana was authorized to institute the following programs: (A) "Efficient Use of Energy Resources," involving (1) promoting and/or financing to or for all classes of Entergy Louisiana's customers the acquisition and installation by a customer-selected contractor of certain standard electric appliances and energy conservation materials such as: heat pumps, water heaters, and related ductwork, wiring and/or weatherization improvements as needed to provide for operation of such equipment in a more efficient and cost-effective manner, and
(2) with respect to Entergy Louisiana's non-residential customers, promoting, leasing and/or financing the acquisition and installation of efficient electricity-using equipment by a customer-selected contractor and provision of diagnostic services that enhance efficiency ("Electrotechnologies"); and (B) "Premium Power," involving diagnostic services for Entergy Louisiana's non-residential customers' facilities to determine customers' power quality and reliability requirements and promoting, leasing and/or financing to or for Entergy Louisiana's non-residential customers equipment such as transient voltage surge suppressors, power conditioning and standby power equipment.



II.  Report of Transactions

       The financing of standard electric appliances, including heat pumps and water heaters is permitted under Rule 48 of the Holding Company Act while the financing of associated weatherization items, wiring and ductwork is permitted only under the authority granted in the Commission's order approving the Program. Contractors indicated that these associated items account for about 10% of the total installed cost.

      Therefore, during the year ended December 31, 1996, Entergy Louisiana participated in these programs as follows:

     Program  A,  Efficient Use of Energy  Resources  -
     Financed  $889 and had proceeds of  $36,813.   The
     maximum  amount extended to a single customer  was
     $39.   Entergy Louisiana had outstanding principal
     obligations as of December 31, 1996, of  $325,934.
     Expenses charged in 1996 were $15,025.

     Entergy Louisiana did not lease or finance any Electrotechnology equipment during the reporting period and there were no expenses incurred under this program.

     Program B, Premium Power - Entergy Louisiana did not lease or finance any Premium Power equipment during this period.

      IN WITNESS WHEREOF, Entergy Louisiana has caused this certificate to be executed as of the 26th day of February, 1997.

                          ENTERGY LOUISIANA, INC.



                      By:   /s/ John R. Marshall
                          John R. Marshall
                          Vice President, Mass Accounts